March 21, 2011

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: John L. Krug

RE:	Tranzyme, Inc.
Common Stock
Form S-1 File No. 333-170749

Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned Securities, we wish to advise you that we hereby join with the Registrant’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on March 23, 2011 at 4:30 p.m. or as soon as practicable thereafter.

Supplemental information supplied under Rule 418(a)(7) under the Securities Act of 1933:

(i)	Date of Preliminary Prospectus: March 8, 2011
(ii)	Dates of distribution: from March 8, 2011 to the date hereof
(iii)	Number of prospective underwriters: 4
(iv)	Number of prospectuses distributed under (iii) above: 6,485
(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).

Very truly yours,

Citigroup Global Markets Inc.

/s/ Kristian Humer

Kristian Humer
Vice President